NUVEEN MASSACHUSETTS PREMIUM INCOME
 MUNICIPAL FUND (the "Fund")


Sub-Item 77E-Legal Proceedings and
Sub-Item 85B-Errors and Omissions Policy Claims


A lawsuit brought in June, 1996 (Green et al v. Nuveen
Advisory Corp. et al) by certain individual common shareholders of six leveraged closed-end funds (including the above-referenced Funds) sponsored by Nuveen is currently pending in federal district court in Chicago. The plaintiffs allege that the leveraged closed-end funds engaged in certain practices that violated various provisions of the 1940 Act and common law. The plaintiffs also alleged, among other things, breaches of fiduciary duty by the funds' directors and Nuveen Advisory and various misrepresentations and omission in prospectuses and shareholder reports relating to the use of leverage through the issuance and periodic auctioning of preferred stock and the basis of the calculation and payment of management and brokerage fees to Nuveen Advisory and Nuveen. Plaintiffs also filed a motion to certify defendant and plaintiff classes.

The defendants are vigorously defending the case and filed motions to dismiss the entire lawsuit asserting that the claims are without merit and to oppose certification of any classes. By opinion dated March 30, 1999, the court granted most of the defendants' motion to dismiss and denied plaintiffs' motion to certify defendant and plaintiff classes. The court dismissed all claims against the funds, the funds' directors and Nuveen. The court dismissed these can re-file the claims if they can correct the defect that led to the claim being dismissed) on the ground that the claims should have been brought as derivative claims on behalf of the funds. The only remaining claim is brought under
Section 36(b) of the 1940 Act against Nuveen Advisory, and relates solely to advisory fees Nuveen Advisory received from the six relevant funds. The parties are currently engaged in discovery relating to the one remaining claim.